Deborah K. Seo 2020 West El Camino Avenue, Suite 700 Sacramento, California 95833 Deborah.Seo@lewisbrisbois.com Direct: 916.646.8289

April 21, 2025

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Flux Power Holdings, Inc.
Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Flux Power Holdings, Inc. (the “Company”), we are submitting a draft registration statement on Form S-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (“SEC”) for confidential review. The Company hereby confirms to the staff of the SEC that it will publicly file its Registration Statement, together with its initial draft submission of the Registration Statement, on the EDGAR system at least 48 hours prior to any requested effective time and date.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact me at Deborah.Seo@lewisbrisbois.com, (916) 646-8289 or John P. Yung at John.Yung@lewisbrisbois.com, (916) 646-8288.

Very truly yours,

/s/ Deborah K. Seo
Deborah K. Seo of
LEWIS BRISBOIS BISGAARD & SMITH llp

DKS:dh

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